03000179

JUN 5 2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

- Securities Act Rule 801 (Rights Offering) ☐
- Securities Act Rule 802 (Exchange Offer) ☒
- Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☐
- Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☐
- Exchange Act Rule 14e-2(d) (Subject Company Response) ☐
- Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☒

Shin Nittetsu Kagaku Kabushiki Kaisha
(Name of Subject Company)

Nippon Steel Chemical Co., Ltd.
(Translation of Subject Company's Names into English (if applicable))

Japan
(Jurisdiction of Subject Company's Incorporation or Organization)

Nippon Steel Corporation
(Names of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Toshiharu Sasaki
21-11, Nishigotanda 7-chome
Shinagawa-ku
Tokyo 141-0031
Japan
(81-3) 5759-2741
(Names, Addresses (including zip code) and Telephone Numbers (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

with a copy to:

John D. Young, Jr.
Sullivan & Cromwell LLP
Otemachi First Square East16th Floor
5-1, Otemachi 1-chome
Chiyoda-ku
Tokyo
(81-3) 3213-6140

N/A
(Date Tender Offer/Rights Offering Commenced)

PART I — INFORMATION SENT TO SECURITY HOLDERS

Item 1. *Home Jurisdiction Documents*

(a) The following document is attached as exhibit to this Form:

Exhibit number	Description
1	English translation of the Notice of the 64th Annual Meeting of Shareholders dated June 4, 2003 concerning, among other things, the proposal of making Nippon Steel Chemical Co., Ltd. a wholly owned subsidiary of Nippon Steel Corporation through a stock swap

(b) Not applicable.

Item 2. *Informational Legends*

A legend complying with Rule 802(b) under the Securities Act of 1933, as amended, is included in the English translation of the Notice of the 64th Annual Meeting of Shareholders distributed to the U.S. shareholders of Nippon Steel Chemical Co., Ltd.

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III — CONSENT TO SERVICE OF PROCESS

Nippon Steel Corporation is filing with the Commission a written irrevocable consent and power of attorney on Form F-X concurrently with the furnishing of this Form.

PART IV — **SIGNATURES**

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Nippon Steel Corporation

By Kohzoh Uchida

Name: Kohzoh Uchida
Title: Executive Counsellor
General Manager
General Administration Division

Date: June 5, 2003

<u>**EXHIBIT 1**</u>

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the Nippon Steel Corporation is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that the Nippon Steel Corporation may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

June 4, 2003

Tsuneyoshi Nishi
Representative Director and Chairman of the Board of Directors
Nippon Steel Chemical Co., Ltd.
21-11,NishiGotanda 7-chome, Shinagawa-ku, Tokyo, Japan

Dear Shareholder:

Notice of the 64th Annual Meeting of Shareholders

We are pleased to invite you to attend the 64th Annual Meeting of Shareholders which will be held at 10 a.m., Tuesday, June 24, 2003, at 7th Floor, Yupohto (Tokyo Kanni Hoken Kaikan), 4-13, NishiGotanda 8-chome, Shinagawa-ku, Tokyo, Japan, the agenda of which is set forth below.

If you are unable to attend, you can exercise your voting rights by paper ballot. Please read through the attached documents, and return the Voting Rights Exercise Form with your selections and seal. (Attendees are requested to submit the enclosed Voting Rights Exercise Form at the reception desk upon arrival at the meeting.)

Agenda

Matters to be reported to the shareholders:

The report on operations for the 64th term (from April 1, 2002 to March 31, 2003), the balance sheet as of March 31, 2003, and the statement of income for the 64th term

Matters for approval by the shareholders:

Item 1: Treatment of losses for the 64th term (from April 1, 2002 to March 31, 2003)

Item 2: Agreement on Share-for-Share Exchange between Nippon Steel Chemical Co., Ltd. and Nippon Steel Corporation (the details are indicated on pages 23-30)

Item 3: Election of fourteen (14) directors

Item 4: Election of three (3) corporate auditors

Item 5: Retirement bonuses to retiring directors and corporate auditors

(Note: Item 1 and Items 3 to 5 have not been translated.)

Item 2 of the matters for approval by shareholders

Agreement on Share-for-Share Exchange between Nippon Steel Chemical Co., Ltd. ("NSCC") and Nippon Steel Corporation ("NSC")

1. Reasons for the share-for-share exchange

As a core group company undertaking the chemicals operations of NSC group, NSCC has developed steadily since its origins in the coal chemicals business and has expanded operations into several growth fields. These include ESPANEX, adhesive-free copper-clad laminated sheets for flexible printed circuit boards in addition to styrene monomers and other petrochemical products. As a result, it now compares favorably with other major chemical companies in terms of cash flow.

However, in respect of part of the businesses of NSCC group, further development cannot be expected. The introduction of the accounting method to re-evaluate fixed assets may deteriorate the financial condition of NSCC. To achieve further development and solve such financial concerns completely would require restructuring these low-profit businesses. Unfortunately, given the current financial strength of NSCC, it would be extremely difficult to significantly improve the business structure of NSCC by itself. In addition, for the purpose of improving the profitability of NSCC business on an NSC consolidated basis, we need to reinforce integrated operation with NSC of the coal chemicals business, R&D and all other businesses and establish a firm management structure with NSC to enable timely and prompt decision making on investments in businesses where further growth is achievable.

Under these circumstances, in order to further increase the value of NSCC and NSC, both companies believe that it is necessary and most appropriate for NSCC to become a wholly-owned subsidiary of NSC thereby significantly strengthening the management base of NSCC.

NSCC, through implementation of measures to reinforce its managerial foundation, aims at changing into a group of companies with profitable businesses and sound financial condition and further contributing to NSC group.

We request the shareholders' understanding of the purpose of this share-for-share exchange and approval of the Agreement on Share-for-Share Exchange.

2. The content of the Agreement on Share-for-Share Exchange

Agreement on Share-for-Share Exchange

This Agreement on Share-for-Share Exchange ("Agreement") is made by and between Nippon Steel Corporation ("NSC") and Nippon Steel Chemical Co., Ltd. ("NSCC").

Article 1: Method of Share-for-Share Exchange

NSC and NSCC shall exchange shares in accordance with the provisions of this Agreement so that NSC will hold 100% of NSCC shares and NSCC will be a wholly-owned subsidiary of NSC.

Article 2: Date of Share-for-Share Exchange

The date of the share-for-share exchange shall be July 29, 2003; provided, however, that such date may be changed upon consultation by NSC and NSCC if such change becomes necessary.

Article 3: NSC Shares to be Transferred upon Share-for-Share Exchange

NSC shall transfer 100,058,612 shares of its common stock owned by NSC to the shareholders (including beneficial shareholders; hereafter including the same) registered in the list of NSCC shareholders (including the list of NSCC beneficial shareholders; hereafter including the same) as of the close of the day immediately preceding the date of the share-for-share exchange at the ratio of 1.059 shares of NSC for each share of NSCC; provided, however, that as for the NSCC shares owned by NSC, no shares of NSC shall be transferred.

Article 4: Increase of Capital and Capital Reserve

The amount of capital and capital reserve of NSCC to be increased by the share-for-share exchange shall be as follows:

(1) Capital:
0 yen

(2) Capital Reserve:
An amount equal to the greater of (i) an amount equal to (x) 13,607,971,232 yen minus (y) the aggregate amount which NSC registers on its financial books on the day immediately preceding the date of the share-for-share exchange as the value of the NSC shares which shall be transferred to the NSCC shareholders pursuant to Article 3 and (ii) 0 yen.

Article 5: Dividends

NSC may pay dividends to the shareholders and registered pledgees registered or indicated in its list of shareholders as of the close of March 31, 2003 up to 10 billion yen in the aggregate.

Article 6: Term of Office of NSC Directors and Auditors

The term of office of the directors and corporate auditors of NSC whose term initiated prior to the share-for-share exchange shall be the same as the term if it were not for the share-for-share exchange under this Agreement.

Article 7: Shareholders Meeting to Approve Share for Share Exchange

(1) Pursuant to the provisions of Article 358-1 of the Commercial Code, NSC shall consummate the share-for-share exchange without an approval of this Agreement by the shareholders meeting; provided, however, that the foregoing shall not apply to the case where the approval of the shareholders meeting is required pursuant to the provisions of Article 358-8 of the Commercial Code.

(2) NSCC shall request for approval of this Agreement by the shareholders at its annual meeting of shareholders scheduled for June 24, 2003; provided, however, that the date may be changed upon consultation by NSC and NSCC, if necessary.

Article 8: Duty of Care

After the execution of this Agreement until the day immediately preceding the date of the share-for-share exchange, each of NSC and NSCC shall conduct its business, and manage and operate all of its properties with due care. Each of NSC and NSCC shall take actions which would materially affect its properties, rights or obligations only upon prior consultation and agreement between NSC and NSCC.

Article 9: Amendment to Terms of Share-for-Share Exchange and Termination

In the event of any material change to the properties or management of a party hereto during the period after the execution date of this Agreement until the day immediately preceding the date of the share-for-share exchange, the terms of the share-for-share exchange may be changed or this Agreement may be terminated each upon prior consultation between NSC and NSCC.

Article 10: Voidance of Agreement on Share-for-Share Exchange

If the approval of NSC's shareholders meeting set forth in the proviso of the first paragraph of Article 7 or the approval of NSCC's shareholders meeting set forth in the second paragraph of that Article is not obtained, this Agreement shall become void.

Article 11: Others

Matters necessary for the consummation of the share-for-share exchange other than those provided for herein shall be determined by NSC and NSCC upon prior consultation in accordance with the purpose of this Agreement.

IN WITNESS WHEREOF, the parties have made two copies of this Agreement and have retained one copy each upon printing of their names and affixing of their seal.

April 25, 2003

NSC: Akio Mimura
Representative Director and President
6-3, Otemachi 2-chome, Chiyoda-ku, Tokyo
NIPPON STEEL CORPORATION

NSCC: Tsuneyoshi Nishi
Representative Director and President
21-11, Gotanda 7-chome, Shinagawa-ku, Tokyo
NIPPON STEEL CHEMICAL CO., LTD.

3. The content of the document in respect of the exchange ratio (under Article 354-1-2 of the Commercial Code)

Reasons for determining the exchange ratio of the share-for-share exchange

Nippon Steel Chemical Co., Ltd. ("NSCC") has determined the exchange ratio of the share-for-share exchange between NSCC and Nippon Steel Corporation ("NSC") scheduled for July 29, 2003 as below:

(1) Prior to the determination of the exchange ratio of the share-for-share exchange pursuant to which NSCC will become a wholly-owned subsidiary of NSC, NSCC and NSC asked ChuoAoyama Audit Corporation ("ChuoAoyama"), an independent valuation institution, to provide a proposal of the exchange ratio which will be used as the basic information for study by NSCC and NSC.

(2) Based on the public information of NSCC and NSC and various information submitted by NSCC and NSC, ChuoAoyama calculated the exchange ratio and submitted its report to NSCC and NSC. In calculating the exchange ratio, ChuoAoyama obtained confirmation from NSCC and NSC in respect of the evaluation methods and the figures, data, conditions and other information which form the basis of each evaluation method. Further, ChuoAoyama took into account the result of the analysis based on Market Price Analysis and Discounted Cash Flow Analysis and came up with the exchange ratio in a range.

(3) Upon provision of the exchange ratio from ChuoAoyama, NSCC discussed with NSC the exchange ratio. As a result, the board of directors of NSCC held on April 25, 2003 approved the exchange ratio of 1.059 NSC shares to 1 NSCC share and the Agreement on Share-for-Share Exchange was executed by and between NSCC and NSC on the same date on that basis.

4. The balance sheets and statements of income of the parties to the share-for-share exchange (under Article 354-1-3 and 5 of the Commercial Code)

(1) The latest balance sheet and statement of income of NSCC
NSCC's balance sheet and statement of income are as indicated below.

Balance Sheet

As of March 31, 2003

(Millions of yen)

Current assets	62,716	**Current liabilities**	144,963
Cash and bank deposits	2,201	Notes payable	13
Notes receivable	327	Accounts payable-trade	26,929
Accounts receivable-trade	25,335	Short-term loans	92,352
Finished products	7,447	Convertible bonds and notes	
Semi-finished products	2,870	due within one year	10,112
Raw materials	6,005	Accounts payable-other	2,676
Supplies	1,713	Accrued expenses	7,411
Prepaid expenses	96	enterprise taxes	31
Short-term loans	4,143	Advances received	802
Accounts receivable-other	9,257	Deposits received	2,550
Deferred tax assets	370	Losses on restructuring of	1,813
Other	2,981	subsidiary's business structures	
Allowance for doubtful accounts	(-) 35	Other	271
		Long-term liabilities	60,937
		Long-term loans	50,916
Fixed assets	123,332	Long-term deposits	466
Tangible fixed assets	67,390	Accrued pension and severance	8,238
Building	8,804	costs	1,316
Structures	6,588	Deferred tax liabilities	
Machinery and equipment	39,297	due to revaluation	
Vehicles and transport equipment	55		
Furniture, fixtures and tools	1,023	**Total liabilities**	205,901
Land	9,828		
Construction in progress	1,792		
		Common stock	40,966
		Common stock	40,966
Intangible fixed assets	183		
Utility rights	87	**Retained earnings**	▲ 62,681
Software	95	Unappropriated retained	
		earnings	▲ 62,681
Investments and others	55,758		
Investments in securities	11,561	**Differences accounted for by**	
Investments in shares in subsidiaries	16,539	**revaluation on land**	1,975
Long-term loans	11		
Long-term prepaid expenses	430		
Long-term deferred tax assets	19,451	**Unrealized gains on**	
Other	12,698	**available-for-sale securities**	(-) 106
Allowance for doubtful accounts	(-) 4,933	**Treasury stock**	(-) 6
		Total shareholders' equity	▲ 19,852
Total assets	186,048	**Total liabilities and shareholders' equity**	186,048

Statement of Income

(Millions of yen)

	For the year ended March 31, 2003	
Operating profit and loss		
Operating profit		
Net sales		211,754
Operating cost and expenses		
Cost of sales	187,998	
Selling, general and administrative expenses	14,359	202,358
Operating profit		9,396
Non-operating profit and loss		
Non-operating profit		
Interest and dividend income	786	
Miscellaneous	322	1,108
Non-operating loss		
Interest expenses	1,493	
Miscellaneous	991	2,484
Ordinary profit		8,020
(Special profit and loss)		
Special profit		
Gain on recovery of amortized credits	118	
Gain on sales of investments in securities	34	
Reconciliation fees for disolution of joint venture	200	352
Special loss		
Loss on restructuring of business structures	33,809	
Loss on disposal of fixed assets, etc.	2,924	
Loss on valuation of shares of subsidiaries	6,551	
Loss on valuation of investments in securities	2,289	
Loss on sales of investments in secuties	57	
Special retirement allowances on volunteered retirement	239	
Amortization of transition obligation in respect of new standard for retirement benefit	2,032	
Loss on disposal of tangible fixed assets and other assets	3,418	51,321
Loss before income taxes		42,948
Income taxes-current		75
Income taxes-deferred		1,300
Net loss		44,323
Loss brought forward from the previous term		18,211
Reduction in differences accounted for by the revaluation of land		(-) 146
Unappropriated loss for the term		62,681

[Notes on Premise to Continuing Company]

As stated in "I. Review of Operations: 2. Tasks to Meet" of the Report on Operations, the Company intends to become a wholly-owned subsidiary of Nippon Steel Corporation and to drastically strengthen the Company's management base.

Specifically, the following steps shall be taken: (1) recognition of losses based on management policies concerning disposal of unprofitable businesses, sales of idle assets, etc., (2) becoming a wholly-owned subsidiary of Nippon Steel Corporation through share-for-share exchange, and (3) an additional capital injection of approximately ¥35 billion by Nippon Steel Corporation and a capital reduction for the amount of approximately ¥63 billion. Steps (2) and (3) are scheduled in July 2003.

As a result of losses by such disposal of unprofitable businesses and sales of idle assets, a net loss of ¥44,323 million was recorded in the fiscal year ended March 31, 2003 and as a result, the Company's total liabilities exceeded total assets by ¥19,852 million. However, through the above-mentioned share-for-share exchange and increase and decrease in capital, we believe that concerns the continuing company may have should be resolved. Therefore, the Company's financial statements were prepared based on an assumption that the Company would continue to do its business.

[Notes to the Balance Sheet and Statement of Income]

I. Notes on Significant Accounting Policies

1. Valuation basis and valuation method for assets
   (1) Securities
      a. Shares of subsidiaries and affiliates: valued at cost determined by the moving-average method
      b. Other securities: marketable securities are stated at fair value based on market prices, etc. on the closing date (the difference in revaluation is included in shareholders' equity and the cost of selling is calculated by the moving-average method), and non-marketable securities are valued at cost determined by the moving-average method
   (2) Money Trusts

      Securities held to maturity are valued at amortized costs
   (3) Valuation of Inventories
      a. Finished products, semi-finished products and raw materials: those relating to cokes business valued at the lower of cost or market value with cost being determined by the moving-average method; others valued at the lower of cost or

market value with cost being determined by last-in first-out method.

b. Supplies: valued at the lower of cost or market value with cost being determined by the moving-average method,

2. Depreciation method for fixed assets

(1) Tangible Fixed Assets

Depreciation of tangible fixed assets is computed using the straight-line method.

(2) Intangible Fixed Assets

Intangible assets are amortized using the straight-line method. Computer software for internal use is amortized using the straight-line method on the basis of its estimated useful life (five years).

3. Reserves

(1) Allowance for Doubtful Accounts

The allowance for doubtful accounts is based on the historical experience for normal receivables and on a case-by-case basis for other specific doubtful receivables.

(2) Accrued Pension and Severance Costs

To provide for future payment of retired benefits to employees, the Company provides for amount for the accrued pension and severance costs based on estimated payments as of the end of the fiscal year. Amortization of the implementation of a change of accounting standard (¥10,161 million) is computed using the straight-line method over a period of five years.

The past service costs are computed using the straight-line method for a certain number of years equal to or less than the average period of service left at the time of accrual (five years).

The actuarially computed difference is amortized by the straight-line method for a certain number of years equal to or less than the average period of service left at the time of accrual (13 years), starting with the following term of accrual.

(3) Reserve on Losses Due to Restructuring of Business Structures

The amount for reserve on losses due to restructuring of business structures is provided by estimated loss due to expected transfer of businesses, etc. in accordance with business policies determined in fiscal 2002.

4. Deferred tax accounting has been applied to recognize income taxes in proportion to income before income taxes and to recognize profit and loss in an appropriate manner.

Pro forma standard taxation system for enterprise tax is to be introduced from fiscal year starting on or after April 1, 2004, and the enterprise tax rate is to be amended, in accordance with the promulgated "Law for Partial Amendments to the Local Taxes Law, etc." (Law No. 9, March 31, 2003). The resulting temporary difference (to be resolved beginning from the fiscal year starting on or after April 1, 2004) is amortized by amending the statutory effective tax rate from 42% to 40% when calculating deferred tax assets and liabilities. The amounts of the impact of such amendments are ¥803 million for deferred tax assets and 65 million for deferred tax liabilities, and increase of ¥800 million in "income taxes – deferred" reported in the statement of income.

5. Finance lease contracts other than those by which the ownership of the leased assets is to be transferred to lessees, are accounted for by a method similar to the operating lease method. The amount of lease fee is ¥13 million.
6. The consumption tax and the local consumption tax are not included in revenues and expenses.

II. Notes to the Balance Sheet and the Statement of Income

1. Accounts Receivable and Accounts Payable Due From/To Subsidiaries

Short-term accounts receivable	¥15,800 million
Long-term accounts receivable	¥6,621 million
Short-term accounts payable	¥6,908 million
Long-term accounts payable	¥55 million

2. Business Transactions with Subsidiaries

Sales	¥22,242 million
Purchases	¥36,740 million
Other business transactions	¥30,050 million

3. Accounts Receivable and Accounts Payable Due From/To Parent Company

Short-term accounts receivable	¥1,534 million
Short-term accounts payable	¥8,220 million

4. Business Transactions with Major Shareholders

Sales	¥78,321 million
Purchases	¥82,458 million
Other business transactions	¥597 million

5. Accumulated Depreciation Deducted From Tangible Fixed Assets

¥219,083 million

6. Assets Pledged as Collateral Liability

Tangible fixed assets	¥54,848 million
Investments in securities	¥1,743 million

7. Contingent Liabilities

Liabilities for Guarantees	¥5,685 million
Committed Liabilities for Guarantees	¥33,926 million

(contingent liabilities denominated in foreign currencies included in the above:
24.433 thousand Malaysian Ringgit ¥772 million)

8. Revaluation of Land for Business Operations

   Land for business operations was revaluated in March 31, 2000 in accordance with "Law Concerning Revaluation of Land" (promulgated on March 31, 1998, Law No. 34 and amended on March 31, 1999). The revaluation was made in accordance with Article 2.5 of "Enforcement Ordinance of the Law Concerning Revaluation of Land" (promulgated on March 31, 1998, Ordinance No. 119). The difference between the total fair value and the total book value after revaluation as of the end of the fiscal year is ¥594 million.

9. Reserve on losses due to business structural change falls under reserve as provided for in Article 43 of the Ordinance of the Commercial Code.

10. Deficit of Capital

    The amount of deficit of capital is ¥62,688 million.

11. Net loss per share

    Net loss per share for the fiscal year is ¥152.09.

12. Since this fiscal year, "Ministerial Ordinance for Partial Amendment to the Ordinance of the Commercial Code" (February 28, 2003, Ministerial Ordinance of the Ministry of Justice No. 7) is applied.

(2) The latest balance sheet and statement of income of NSC

NSC's balance sheet and statement of income are indicated below:

Non-consolidated Balance Sheets

(Millions of yen)

	As of March 31,2003	As of March 31,2002
Current assets	**740,187**	819,794
Cash and bank deposits	**7,278**	16,411
Notes receivable	**4,461**	6,082
Accounts receivable-trade	**164,456**	197,107
Finished products	**63,625**	68,659
Semi-finished products	**86,400**	97,310
Work in process	**40,110**	72,070
Raw materials	**62,248**	61,880
Supplies	**124,368**	127,330
Advances paid	**9,007**	4,430
Prepaid expenses	**86,632**	83,169
Deferred tax assets	**2,400**	26,700
Accounts receivable-other	**47,210**	52,342
Short-term loans	**31,442**	0
Other	**11,793**	7,774
Allowance for doubtful accounts	**(1,248)**	(1,475)
Fixed assets	**1,848,510**	1,919,178
Tangible fixed assets	**1,228,455**	1,252,277
Buildings	**193,961**	202,409
Structures	**111,317**	112,977
Machinery and equipment	**625,236**	610,818
Ships	**555**	546
Vehicles and transport equipment	**3,146**	3,382
Furniture,fixtures and tools	**14,965**	14,780
Land	**231,316**	225,900
Construction in progress	**47,956**	81,461
Intangible fixed assets	**3,507**	8,287
Patents and utility rights	**1,274**	1,593
Software	**2,233**	6,693
Investments and others	**616,547**	658,613
Investments in securities	**369,074**	453,465
Investments in shares and capital in subsidiaries	**188,746**	171,698
Long-term loans	**24,596**	4,914
Long-term prepaid expenses	**4,367**	5,264
Deferred tax assets	**9,500**	-
Other	**28,501**	31,253
Allowance for doubtful accounts	**(8,238)**	(7,982)
Total assets	**2,588,698**	2,738,973

Non-consolidated Balance Sheets

(Millions of yen)

	As of March 31,2003	As of March 31,2002
Current liabilities	**781,466**	944,953
Notes payable	**3,975**	5,140
Accounts payable-trade	**157,483**	143,282
Short-term loans and long-term loans due within one year	**225,646**	188,606
Commercial paper	**20,000**	116,000
Bonds and notes due within one year	**30,000**	110,000
Accounts payable-other	**60,114**	82,950
Accrued income taxes and enterprise taxes	**245**	128
Accrued expenses	**253,141**	256,845
Advances received	**26,373**	35,044
Deposits received	**1,626**	3,587
Other	**2,859**	3,367
Long-term liabilities	**1,093,459**	1,000,463
Bonds and notes	**340,000**	275,000
Convertible bonds	**98,729**	98,729
Long-term loans	**473,834**	452,139
Deferred tax liabilities	**-**	48,800
Accrued pension and severance costs	**67,952**	78,013
Reserve for repair for blast furnaces	**48,385**	46,949
Allowance for loss on guarantees	**61,300**	-
Other	**3,258**	831
Total liabilities	**1,874,926**	1,945,416
Common stock	**419,524**	419,524
Common stock	**419,524**	419,524
Capital surplus	**105,518**	105,518
Additional paid-in capital	**105,518**	105,518
Retained earnings	**188,085**	218,743
Legal reserve	**-**	99,302
Voluntary reserve	**101,432**	127,016
Unappropriated retained earnings	**86,652**	(7,575)
Net income(loss)	(20,447)	[(28,129)]
Unrealized gains on available-for-sale securities	20,039	49,792
Treasury stock	(19,395)	(21)
Total shareholders' equity	**713,772**	793,557
Total liabilities and shareholders' equity	**2,588,698**	2,738,973

Non-Consolidated Statements of Income

(Millions of yen)

	For the year ended March 31, 2003	For the year ended March 31, 2002
Net sales	**1,789,706**	1,681,406
Cost of sales	**1,537,331**	1,483,813
Selling, general and administrative expenses	**160,095**	165,863
Operating costs and expenses	**1,697,426**	1,649,676
Operating profit	**92,279**	31,729
Interest and dividend income	**10,085**	14,416
Miscellaneous	**6,608**	9,821
Non-operating profit	**16,694**	24,238
Interest expenses	**21,996**	24,139
Miscellaneous	**38,618**	31,125
Non-operating loss	**60,614**	55,265
Non-operating profit (loss)	**(43,920)**	(31,027)
Ordinary profit	**48,359**	702
Gain on sales of tangible fixed assets	**6,588**	4,794
Gain on sales of investments in securities and investments in subsidiaries and affiliates	**24,357**	-
Gain on contribution of securities to employee retiremnet benefit trust	-	22,265
Releace of allowance for repairs for blast furnaces	-	14,690
Extraordinary profit	**30,946**	42,767
Loss on valuation of investments in securities	**41,295**	84,780
Special retirement allowances on volunteered retireme	**7,957**	6,319
Provision for allowance for loss on guarantees	**61,300**	-
Extraordinary loss	**110,553**	91,099
Income(loss) before income taxes	**(31,247)**	(47,629)
Income taxes-current	**900**	700
Income taxes-deferred	**(11,700)**	(20,200)
Net income (loss)	**(20,447)**	(28,129)
Profit brought forward from the previous term	**7,797**	20,553
Reversal of legal reserve	**99,302**	-
Unappropriated income(loss) for the term	**86,652**	(7,575)

[Notes to the Balance Sheet and Statement of Income]

I. Notes on Accounting Policies

1. Shares of subsidiaries and affiliates are valued at cost determined by the moving-average method. For other securities, marketable securities are stated at fair value based on market prices, etc. on the closing date (the difference in revaluation is included in shareholders' equity and the cost of selling is calculated by the moving-average method), and non-marketable securities are valued at cost determined by the moving-average method.
2. Inventories are valued at cost determined by the periodic average method for finished products, semi-finished products and raw materials. Work in process is valued at the lower of cost or market value with cost being determined by the job order cost method. Molds and rolls are valued at the lower of cost or market value with the cost being determined by the periodic average method, while other supplies are valued at the lower of cost or market value with cost being determined by the first-in first-out method.
3. The depreciation of tangible fixed assets is computed using the declining-balance method. However, buildings (not including auxiliary facilities attached to buildings) acquired on or after April 1, 1998 are computed using the straight-line method.
4. Intangible fixed assets are amortized using the straight-line method. Computer software purchased from third parties and software leased to third parties under lease agreements entered with such parties, for which fees are payable by such parties is amortized by the straight-line method on the basis of its internal estimated useful life (five years).
5. For reserves for retirement benefits, to provide for future payment of retired benefits to employees, the Company provides for amount for the accrued pension and severance costs based on payments as of the end of the fiscal year. The past service costs are amortized by the straight-line method for a certain number of years equal to or less than the average period of service left at the time of accrual (14 years). The actuarially computed difference is amortized by the straight-line method for a certain number of years equal to or less than the average period of service left at the time of accrual (14 years), starting with the following term of accrual.
6. The reserve for repairs for blast furnaces is calculated based on past repairs experience in providing regular large-scale repairs for blast furnaces and hot blast stoves.
7. The provision for loss on guarantees is provided in order to prepare for losses relating to liabilities for guarantees, etc., by calculating the expected losses taking into account the financial situations, etc. of the borrowers.
8. The Company adopts the percentage-of-completion method in recognition of revenues and costs relating to large-scale (contract amount of ¥3 billion or more) and long-term

(construction period of more than twelve months) construction contracts. The completion -of-contract method is applied for all other construction contracts. Revenues on construction contracts accounted for by the percentage-of completion method amounted to ¥59,470 million.

9. Deferred tax accounting has been applied to recognize income taxes in proportion to income before income taxes and to recognize profit and loss in a more appropriate manner.
10. The consumption tax and the local consumption tax are not included in revenues and expenses.

II. Notes to the Balance Sheet and the Statement of Income

1. The difference on revaluation included in shareholders' equity as stated in Article 290-1-6 of the Commercial Code is ¥20,039 million.
2. Short-term and long-term accounts receivable due from subsidiaries were ¥66,864 million and ¥20,278 million, respectively. Short-term and long-term accounts payable due to subsidiaries were ¥41,691 million and ¥456 million, respectively. Sales to and purchases from subsidiaries amounted to ¥45,142 million and ¥261,385 million, respectively. For other business transactions between the Company and its subsidiaries, revenue involved in the assignment of properties, etc. to subsidiaries was ¥74,251 million whereas expenditures involved in the assignment of properties, etc., from subsidiaries was ¥12,658 million.
3. Accumulated depreciation deducted from tangible fixed assets was ¥3,995,059 million.
4. Major amounts denominated in foreign currencies included in assets and liabilities are as follows:

Accounts receivable - trade	US$100,110 thousand, Taiwan$360,515 thousand
Accounts receivable	US$17,761 thousand, Korea Won 8,683,305 thousand, Taiwan$89,535
Investments in securities	US$239,267 thousand, Thai Baht 3,471,164 thousand
Investments in shares and capital of subsidiaries	US$176,971 thousand, Australia$21,375 thousand, Canada$10,936 thousand, Thai Baht 631,706 thousand
Long-term loans	US$29,160 thousand
Other Investments	US$18,955 thousand, Chinese Renminbi 90,513 thousand
Accounts payable	US$78,431 thousand

5. The ending balance of contingent liabilities was ¥67,286 million, and effective ending balance taking into account the committed guarantees of loans undertaken by others was ¥62,482 million. The ending balance of the committed guarantee of loans was ¥52,039 million and the effective ending balance taking into account the committed guarantee of

loans undertaken by others was ¥40,187 million.

6. The prepaid pension cost is ¥73,456 million. The reserve for retirement benefits is ¥67,952 million. The balance of accrued retirement benefits is ¥534,007 million. The balance of pension assets is ¥290,441 million. The balance of investment trusts for retirement benefits is ¥60,574 million. The balance of unrecognized past costs is ¥13,347 million. The balance of unrecognized actuarial difference is ¥201,843 million.
7. The reserve for repair for blast furnaces and reserve for losses of guarantees etc. falls under reserve as provided for in Article 287-2 of the Commercial Code.
8. Net loss per share for the fiscal year is ¥3.02.